FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
      _________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This message has been sent to all ABN AMRO Staff Worldwide.

Dear colleagues,

Today we’re announcing our half-year results, and I have to say it’s refreshing to have news to deliver on a topic other than the corporate activities surrounding ABN AMRO. Despite the uncertainty about our strategic future throughout the second quarter, our results show a strong operating performance. Our profit for the first half of 2007 (on an adjusted basis*) was EUR 2,390 mln, up 13.4% compared with the first half of 2006.

Impressive results
We have called 2007 the year of delivery and I’m very pleased to announce we’re on track to delivering what we promised – that is, we’re well on our way to beating our full year EPS target of EUR 2.30 (on an adjusted basis). To read about the results in more detail, please see today’s press release.

Please note that the numbers as reported in the press release are impacted by various incidental items, such as the provision we have taken for the US Department of Justice settlement, the sale of the Private Clients business in Miami and expenses on transaction-related advisory fees. Thus the reported headline figures do not always reflect the underlying trends in the business. The important thing to take away is that on an adjusted basis, our operational results are very strong.

Our successful second-quarter performance can be attributed to the execution of the initiatives set out for 2007, centering on growth, efficiency and acceleration of action plans. Improvement has been driven by strong, local client relationships and our commitment to deliver – something I encouraged all of us to do at the beginning of this year. More specifically, though, I want to acknowledge a few Business Units (BUs) who have seen particularly good results this past quarter.

With a focus on growth in 2007, we’ve been busy seizing opportunities in the regions of Asia and Latin America, which are rewarding us with significant results. Efficiency has been the driving force behind the return to profitability of BU Europe. In fact, BU Europe has just achieved its third consecutive quarter of profitability, thanks to upgraded service to Financial Institutions (a key client group), further growth of our successful private investor products and continued growth in our eastern European activities. Additionally, I want to mention BU Global Markets who have delivered an impressive turnaround in terms of both efficiency and profitability in the past two years. Their operating profit in the first half of 2007 is almost three times that for the full year 2005. Clearly, the measures we’ve taken to structurally improve the profitability of BU Global Markets are paying off as their efficiency ratio is now in line with both that of the Group as a whole and also our peers’, and they have contributed 25.8% to the Group’s operating result.

Latest news on our strategic future
I do want to take this opportunity to provide a quick update on the current bids, as we have also made an announcement on this topic in a separate press release today.

Over the last days, we have carefully compared the two offers on the table from Barclays and the RBS, Santander and Fortis consortium.

When comparing the offers, we have to take into account a number of factors, including financial and strategic benefits of each offer, and any risks associated with them. After careful review and consideration we, the Managing and Supervisory Boards, have decided that we are not in a position to recommend either offer.

With regard to the Barclays offer, the Boards continue to support the strategic benefits of the combination with Barclays, but are not currently in a position to recommend this offer from a financial point of view.

Although the current value of the consortium’s offer is attractive, the Boards have identified a number of significant risks related to the proposed break-up of ABN AMRO and are currently not in a position to recommend this offer.

We will now further engage with both parties to ensure a level playing field and minimise any of the uncertainties currently associated with the offers. We have agreed with Barclays on further amendments to the merger protocol, which will remain in effect (in an amended version).

Developments related to compliance
In other news, I’m pleased to inform you that the Dutch Central Bank (DNB) has decided to lift its Directive regarding compliance deficiencies at ABN AMRO. Thanks to the hard work of our compliance colleagues in all BUs and to the commitment of all staff across the globe in embracing our compliance actions, we have not only strengthened the compliance environment within the bank but are building one of the strongest anti-money laundering and compliance organisations in the financial services industry.

Against the backdrop of uncertainty, with developments unfolding quickly and sometimes unexpectedly, everyone has remained focused and committed to delivering the very best for our clients. Our half-year results are evidence of this hard work, dedication and resilience – and are something to be proud of.

Kind regards,
Rijkman Groenink
Chairman of the Managing Board

* ‘Adjusted basis’ means that the figures are adjusted for major cost and revenue items that are incidental in order to make numbers more comparable with previous years.

Disclaimer

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

On July 30, 2007, ABN AMRO filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission in which it advised the ABN AMRO shareholders that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either the offer launched by the consortium of Fortis, RBS and Santander or the potential offer by Barclays and that ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO's shareholders.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 (as amended) which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission additional amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the potential offer by Barclays and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ANY SUCH DOCUMENTS MAY BE OBTAINED FOR FREE FROM WWW.SEC.GOV OR FROM BARCLAYS.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 30, 2007	By:	/s/ Dies Donker

		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary